UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Pavilion East, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Nasdaq Delisting Decision

On October 7, 2026, Nvni Group Limited (the “Company”) received a determination letter from The Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Nasdaq Hearings Panel (the “Panel”) has determined to deny the Company’s request to continue its listing on Nasdaq. Accordingly, the Company’s shares will be delisted from Nasdaq and trading in the Company’s securities will be suspended at the open of trading on October 9, 2026. The determination to delist the Company’s securities was a result of the Company’s failure to regain compliance with the Nasdaq Listing Rule 5550(b)(2), the requirement that the market value of the Company’s primary listed securities exceed $35 million (the “Minimum Market Value Rule”).

As disclosed previously, the Company received a delisting determination dated July 28, 2026, notifying the Company that Nasdaq had initiated the process of delisting the Company’s securities from the Nasdaq Stock Market as a result of the Company’s non-compliance with the foregoing listing requirements, which the company timely appealed to the Panel, which stayed the delisting and suspension of the Company’s securities pending the decision of the Panel. At a hearing before the Panel on September 3, 2026, the Company presented a plan to regain and maintain compliance with the Minimum Market Value Rule.

The Company now has 15 days after the date of the Panel’s decision to request that the Nasdaq Listing and Hearing Review Council (the “Council”) review the decision, or the Council may, on its own motion, determine to review the Panel’s decision within 45 calendar days after issuance of the written decision.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: October 8, 2026	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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